SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Notification relates to (i )

3. Name of person discharging managerial responsibilities/director

Mark Tucker, Philip Broadley, Clark Manning, Michael McLintock, Nick Prettejohn, Barry Stowe, Rebecca Burrows, Peter Maynard, Priscilla Vacassin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons named above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BWCI Trust Company Limited

8 State the nature of the transaction

Awards given under the Prudential Group Performance Plan and Prudential Business Unit Performance Plan as set out in Section 9.

9. Number of shares, debentures or financial instruments relating to shares acquired

Mark Tucker

- Prudential Group Performance Plan - 295,067 ordinary shares

Philip Broadley

- Prudential Group Performance Plan - 147,559 ordinary shares

Clark Manning

- Prudential Group Performance Plan - 191,140 ordinary shares

- Prudential Business Unit Performance Plan - 95,570 ordinary shares

Michael McLintock

- Prudential Group Performance Plan - 52,040 ordinary shares

Nick Prettejohn

- Prudential Group Performance Plan - 130,071 ordinary shares

- Prudential Business Unit Performance Plan - 65,035 ordinary shares

Barry Stowe

- Prudential Group Performance Plan - 105,706 ordinary shares

- Prudential Business Unit Performance Plan - 52,853 ordinary shares

Rebecca Burrows

- Prudential Group Performance Plan - 45,716 ordinary shares

Peter Maynard

- Prudential Group Performance Plan - 63,713 ordinary shares

Priscilla Vacassin

- Prudential Group Performance Plan - 107,190 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Mark Tucker - less than 0.02%

Philip Broadley - less than 0.007%

Clark Manning - less than 0.02%

Michael McLintock - less than 0.003%

Nick Prettejohn - less than 0.008%

Barry Stowe - less than 0.007%

Rebecca Burrows - less than 0.002%

Peter Maynard - less than 0.003%

Priscilla Vacassin - less than 0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

N/A

14. Date and place of transaction

19 April 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mark Tucker -1,260,318 ordinary shares, less than 0.06%

Philip Broadley - 602,831 ordinary shares, less than 0.03%

Clark Manning - 846,873 ordinary shares, less than 0.04%

Michael McLintock - 523,922 ordinary shares, less than 0.03%

Nick Prettejohn - 489,619 ordinary shares, less than 0.03%

Barry Stowe - 225,237 ordinary shares, less than 0.01%

Rebecca Burrows - 189,416 ordinary shares, less than 0.008%

Peter Maynard - 318,369 ordinary shares, less than 0.02%

Priscilla Vacassin - 283,744 ordinary shares, less than 0.02%

16. Date issuer informed of transaction

19 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jennie Webb, Group Secretariat, 020 7548 2027

Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of notification

19 April 2007

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 April 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary